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                                              April 12, 2006


VIA EDGAR
---------
Securities and Exchange Commission
Office of Rulemaking, Division of
                Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Mr. Max A. Webb

               Re:   CWHEQ, Inc.
                     Registration Statement on Form S-3
                     Pre-Effective Amendment No. 1
                     Filed March 13, 2006
                     File No. 333-132375
                     ----------------------------------

Dear Mr. Webb:

     On behalf of CWHEQ, Inc., we transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3, Registration No. 333-132375. The Form S-3 filing made on March 13, 2006 erroneously included a wrong version of the base prospectus. The correct version of the base prospectus, including the change requested in comment 5 below, is attached to this Pre-Effective Amendment No. 1. No changes were made to any of the illustrative forms of prospectus supplement filed on March 13, 2006 as part of the Registration Statement on Form S-3. However, we have provided for additional securities to be registered as set forth on Pre-Effective Amendment No. 1. In addition, we respond below to the Staff's comments contained in your letter of April 3, 2006. For your convenience, each paragraph is numbered to correspond with the comment to which it responds.

General
-------

COMMENT:

     1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.







Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships



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RESPONSE:

     We confirm on behalf of the registrant that to the extent the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor (as defined in Item 1101 of Regulation AB (17 CFB 229.1101)) is or was at any time during the twelve calendar months preceding the filing of the registration statement subject to the requirements of Section 12 of 15(d) of the Exchange Act (15 U.S.C. 78l or 78o(d)) with respect to a class of asset-backed securities involving the same asset class, the depositor and each such issuing entity have filed all material required to be filed regarding the related asset-backed securities pursuant to Section 13, 14 or 15(d) of the Exchange Act (15 U.S.C. 78m, 78n or 78o(d)) for such period (or such shorter period that each such entity was required to file such materials). Such material has been filed in a timely manner, except as otherwise permitted under General Instruction I.A.4. of Form S-3 and except to the extent a waiver has been provided by the Securities and Exchange Commission. The CIK codes of the affiliates of the registrant that have offered a class of asset-backed securities involving residential mortgage-backed securities are 0000906410 for CWMBS, Inc., 0001021913 for CWABS, Inc. and 0001269518 for CWALT, Inc.


COMMENT:

     2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

RESPONSE:

         All material terms to be included in the finalized agreements will be disclosed in the final 424(b) prospectus.


COMMENT:

     3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

RESPONSE:

         We confirm on behalf of the registrant that the registrant will file unqualified legality and tax opinions at the time of each takedown.




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COMMENT:

     4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

RESPONSE:

         On behalf of the registrant, we confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

COMMENT:

         Base Prospectus

         Credit Enhancement, page 58
         General, page 58

     5. Please delete the last bullet point in this section. All methods of credit enhancement should be described in the base prospectus.

RESPONSE:

         We revised the base prospectus as requested.



                                   * * * * *


         Please contact me at 212-839-5395 or efine@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.

                                                Sincerely,



                                                /s/ Edward J. Fine
                                                    Edward J. Fine